UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           RISK CAPITAL HOLDINGS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   767711 10 4
                                 (CUSIP Number)

                                   Andrew Carr
                                    President
                        Trident Corp., general partner of
                          The Trident Partnership, L.P.
                                  Victoria Hall
                               11 Victoria Street
                             Hamilton HM 11, Bermuda
                                 (441) 292-8370

                                    Copy to:

                               Immanuel Kohn, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO. 767711 10 4

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE TRIDENT PARTNERSHIP, L.P.
         I.R.S. Employer Identification No.:  N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /
                                                                 (b) / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
3        SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

                N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
-------- ----------------------------------------------------------------------
--------------------------------------- ------- -------------------------------
                          7       SOLE VOTING POWER
                                  250,000 Shares of Common Stock
                                  1,386,079 Warrants to acquire Common Stock
                          ------- ---------------------------------------------
                          ------- ---------------------------------------------
      NUMBER OF           8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY
                          ------- ---------------------------------------------
                          ------- ---------------------------------------------
    OWNED BY EACH         9       SOLE DISPOSITIVE POWER
   REPORTING PERSON               250,000 Shares of Common Stock
         WITH                     1,386,079 Warrants to acquire Common Stock
                          ------- ---------------------------------------------
                          ------- ---------------------------------------------
                          10      SHARED DISPOSITIVE POWER

--------------------------------------- ------- -------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         250,000 Shares of Common Stock
         1,386,079 Warrants to acquire Common Stock
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)
                                                                   / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.6% (assuming the exercise of all immediately exercisable warrants and options of the Company held only by the Reporting Person)
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         PN
-------- ----------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the Common Stock (the "Common Stock") of Risk Capital Holdings, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 20 Horseneck Lane, Greenwich, Connecticut 06830.

Item 2. Identity and Background.

     This statement is filed by The Trident Partnership, L.P. ("Reporting Person") to amend its Schedule 13D. The Reporting Person is a Cayman Islands exempted limited partnership, whose principal office and business address is Victoria Hall, 11 Victoria Street, Hamilton HM 11, Bermuda. The Reporting Person is an investment partnership formed by its general partner, Trident Corp., a Cayman Islands company. The directors of Trident Corp. are John J. Byrne, Robert
J. Newhouse, Jr., David A. Olsen, Donaldson C. Pillsbury, John R. Ruffle, and A.J.C. Smith. Each of the directors is a United Stated Citizen. The executive officers of Trident Corp. are Andrew Carr, President; Rory Gorman, Chief Financial Officer; Seamus Tivnan, Secretary; and Martine Purssell, Assistant Secretary. Mr. Carr is a Bermuda citizen, Mr. Gorman is an Irish citizen, Mr. Tivnan is an Irish citizen, and Ms. Purssell is a British citizen. The business address for Trident Corp. and each individual named above is Victoria Hall, 11 Victoria Street, Hamilton HM 11, Bermuda.

     Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person identified pursuant to this Item 2, within the last five years was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or a finding of any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person beneficially owns 1,636,079 shares of Common Stock of the Company, including warrants to acquire 1,386,079 shares of Common Stock of the Company. On March 19, 1998, the Reporting Person sold 500,000 shares of Common Stock of the Company at a price of U.S.$23.125 per share.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Common Stock and warrants for investment purposes.

     In September 1997, at the request of the Reporting Person, the Company registered under the Securities Act of 1933, all of the shares of Common Stock (but not the warrants or shares issuable upon exercise thereof) held by the Reporting Person. The Reporting Person may, from time to time, sell additional shares of Common Stock pursuant to such registration or otherwise. Depending on market conditions, the Reporting Person may acquire additional Shares or securities of the Company or dispose of some or all of the Shares or securities of the Company held by the Reporting Person.

     Except as described in this Statement, as of the date hereof, the Reporting Person has not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities by the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer.

     (a) The Reporting Person continues to own 250,000 shares of Common Stock as well as warrants to purchase 1,386,079 shares of Common Stock of the Company which together represent approximately 9.6% of the outstanding shares of Common Stock (assuming the exercise of all immediately exercisable warrants and options of the Company held by the Reporting Person only).

     (b) The Reporting Person has the sole voting power and sole dispositive power with respect to the Common Stock and warrants reported in this Statement as being beneficially owned by it.

     (c) Except as set forth below, the Reporting Person has not effected transactions in the Common Stock within the preceding sixty days:

          (1) March 19, 1998 sale of 500,000 shares of Common Stock of the Company at a price of U.S. $23.125 per share.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Contracts, arrangements, understandings or relationships with respect to securities of the Company include the Amended and Restated Subscription Agreement dated June 28, 1995 which grants the Reporting Person certain rights, principally the right to designate one director to the Board of Directors of the Company.

Item 7. Material to be Filed as Exhibits.

     Exhibit A. The Amended and Restated Subscription Agreement between Risk Capital Holdings, Inc. and The Trident Partnership L.P. incorporated by reference from Exhibit 10.2 of Risk Capital Holdings, Inc.'s Form 10-K dated March 28, 1996.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1998

                                By:  THE TRIDENT PARTNERSHIP,
                                       L.P.



                                By:  Trident Corp., as sole
                                       general partner



                                By:  /s/ Martine Purssell
                                     ------------------------------
                                     Name:  Martine Purssell
                                     Title: Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT
  NO.                      DESCRIPTION

  A    -- The Amended and Restated Subscription Agreement between Risk
          Capital Holdings, Inc. and The Trident Partnership L.P. incorporated by reference from Exhibit 10.2 of Risk Capital Holdings, Inc.'s Form 10-K dated March 28, 1996.*





----------

*   As reported in initial 13D.